W. Ron Hinson Comptroller and Chief Accounting Officer	Southern Company Bin 10137 241 Ralph McGill Boulevard NE Atlanta, GA 30308-3374 Tel 404.506.6641 Fax 404.506.4310 wrhinson@southernco.com

VIA EDGAR

June 12, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. Andrew Mew, Accounting Branch Chief
Division of Corporation Finance

RE:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Forms 10-K for the year ended December 31, 2008
Filed February 29, 2009
File Nos. 1-03526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553

Dear Mr. Mew:

The Southern Company, a Delaware Corporation (“Southern Company” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. W. Ron Hinson of Southern Company, dated May 29, 2009.

Set forth below are the responses of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.  For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the May 29, 2009 comment letter, and is followed by the response of the Company and or companies, as applicable. All page references are to the pages of the 2008 combined Form 10-K and to the first quarter March 31, 2009 combined Form 10-Q filed by the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.

Securities and Exchange Commission

June 12, 2009

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results...page II-12

Key Performance Indicators, page II-12

Application of Critical Accounting Policies and Estimates, page II-39

SEC COMMENT

1.

We note your response to comment 5 of our letter dated April 16, 2009. The guidance in FR-72 states, “in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations (both in the context of profit and loss and cash flows).” We recognize that you operate within a regulatory framework; however this alone does not appear to be a pervasive argument for exclusion of critical accounting policies and estimates associated with your nuclear decommissioning and employee benefit obligations. In this regard, these obligations are extremely sensitive to numerous assumptions which could impact your financial position and liquidity. In future filings please revise to include critical accounting policies and sensitivity analysis with regard to these obligations.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

In the 2009 Form 10-K, we will include employee benefit obligations in our discussion of critical accounting policies and estimates because of their potential impact on financial position and liquidity. This additional discussion will include a sensitivity analysis with regard to these obligations.

The nuclear decommissioning funds for both Alabama Power and Georgia Power are recorded at fair value with the changes in fair value being recorded to regulatory assets and liabilities. The cash funding for Georgia Power is set by Georgia PSC order and is only subject to change at a rate order proceeding. Alabama Power is funding their nuclear decommissioning trust with a set minimal amount annually. Since there are no significant estimates associated with nuclear decommissioning funding, there is no potential material impact on financial position and liquidity. The assumptions associated with the cost to decommission the nuclear plants are updated periodically, but relate solely to the ARO and the impact from any changes in these estimates would result in offsetting changes in

Securities and Exchange Commission

June 12, 2009

both the related asset and liability. The information regarding the funding and the valuation is fully disclosed in Footnote 1 of the Form 10-K. Based on our analysis, the assumptions and estimates associated with nuclear decommissioning are not significant and do not meet the criteria to disclose as a critical accounting policy.

Southern Power Company

Not applicable.

Consolidated Statements of Cash Flows, page II-51

SEC COMMENT

2.

We note your response to comment 9 of our letter dated April 16, 2009. We understand there could be differences related to the settlement of an asset retirement obligation (ARO) and expenditures related to cost of removal (COR). However, you are accruing in rates both the ARO and COR liabilities and subsequent cash disbursements reduce these liabilities. We do not concur payments related to COR are investing cash flows. It appears disbursements for accrued COR are operating cash flows. See paragraph 21 of SFAS No. 95. Please revise in future filings.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

We believe that the most appropriate presentation of cash outflows associated with COR activities is as an investing activity. We recognize that the outflows associated with COR activities have aspects of more than one class of cash flows, similar to outflows related to AROs as noted by the Task Force in paragraph 2 of EITF Issue 02-6, Classification in the Statement of Cash Flows of Payments Made to Settle an Asset Retirement Obligation within the Scope of FASB Statement No. 143. However we believe that the inherent differences between ARO payments and COR payments when looking at the nature of these payments in total, justify the classification of COR outflows as investing cash flows.

Asset retirement obligations are typically limited to situations where there is a legal obligation to remove and/or dispose of the asset at the end of its useful life whether or not the asset will be replaced. Whereas, COR are typically associated with the removal of a fixed asset or asset component that is not legally required but that is performed so that the fixed asset or asset component can be replaced

Securities and Exchange Commission

June 12, 2009

with another fixed asset or asset component. For example, there is generally no legal requirement to remove an individual power pole, meter or transformer that is part of a distribution system or a turbine that is part of generating facility, but removal cost is incurred so that a replacement fixed asset can be added to continue to operate the larger system. The COR regulatory liability that is recorded is the deferral of the revenue collected from customers that would be returned if the costs of removal are never incurred (SFAS No. 71, paragraph 11b). A company that does not follow SFAS No. 71 accounting would record the COR when the old asset is actually removed and the cash flows occur. A regulated entity is merely spreading this cost over the life of the asset in order to recover from multiple customer groups rather than the customer at the time of replacement.

It appears that the EITF in reaching their conclusion equated an ARO to an environmental liability. The COR regulatory liability is not the accrual of the actual cost to remove the asset (as the regulator cannot create the legal obligation to remove the asset in the future) but rather the amount collected from customers. Therefore the liability is fundamentally different than an environmental or ARO liability where there is an outside legal requirement to perform the action at some point in the future.

As stated above, we recognize that the outflows associated with COR activities have aspects of more than one class of cash flows. The Board stated in paragraph 86 of SFAS No. 95 that the three categories of cash flows are not clearly mutually exclusive and therefore a reasonable case can often be made for alternative classifications. The cash outflows related to COR activities that we currently show as investing activities relate primarily to replacements of assets. We believe this can be viewed similar to site preparation and installation costs which would qualify as investing outflows as in most cases they are capitalized as an asset. Paragraph 6 of SFAS No. 34 indicates that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

The guidance in paragraph 15 of SFAS No. 95 states that investing activities include “...acquiring and disposing of...property, plant, equipment and other productive assets...” [emphasis added]. Paragraph 17 states the investing cash outflows include “...amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets...” Further in the Basis for Conclusions to SFAS No. 95 in paragraph 81, the Board states its belief that the “statement of cash flows is more useful if cash flows are classified into meaningful groups.” The Board went on to state in paragraph 84 that “grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated. It links cash flows that are often perceived to be related...” As COR are typically related to the replacement of an existing asset

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June 12, 2009

with a new asset, we believe that COR should be classified in the same manner as the cash flows associated with the replacement assets.

Additionally, we note also in paragraph 86 that the Board concluded that, in general, comparability across enterprises in classifying similar items is desirable. It is our understanding that the predominant practice in the utility industry is to present COR as an investing cash outflow. Therefore, our current practice provides comparability of our cash flows with others in the utility industry.

In reviewing the Staff’s follow-up comment, we were unclear as to the intent of the Staff’s mention of the fact that these amounts are collected in rates as operating cash flows. We do not believe that there is any inconsistency with presenting the receipt of funds from customers as an operating cash inflow and the use of those funds to purchase or dispose of property plant and equipment as an investing cash outflow. We believe that this is the case with many investing cash flows. For example, regardless of industry, the purchase of property, plant and equipment is considered an investing cash outflow while the recovery of that investment from customers through the sales price of manufactured products would be considered an operating cash flow. Similarly, the purchase of investment securities would be considered an investing cash outflow while the interest or dividend income earned on that investment would be considered an operating cash flow and proceeds from the sale of the investment that resulted in a realized gain or loss would be considered an investing cash flow.

Finally, we believe that following the Staff’s position on the presentation of COR will result in different presentations depending on how the COR are paid. We believe this should not be the case as it contradicts one of the primary goals of financial reporting whereby similar transactions should be accounted for in a similar manner. Specifically, we note that under the Staff’s view, in a situation where a retired asset is sold for salvage value, the resulting cash flow presentation will be dependent upon whether the seller incurs the costs of removal or the buyer takes responsibility for removing the asset and incurring the COR. Please consider the following example:

Assume that Company A is in the process of replacing a retired asset with a book value of $120, net of costs of removal of $20, for a net book value of $100. Company A agrees to sell the asset to Company B, a salvage company. Once the asset is removed, Company A will incur additional costs for site preparation and installation of the replacement asset.

Scenario 1: Company B purchases the asset and agrees to remove the asset from Company A’s facility. Company B pays Company A $100 for the asset, incurs $20 in costs of removal, and presumably scraps the asset for $120 or more. From a financial reporting perspective, Company A will reflect $100 received in the sale as an investing cash inflow.

Securities and Exchange Commission

June 12, 2009

Scenario 2: Company A agrees to remove the asset itself prior to its sale to Company B for $120. Company A spends $20 for removal costs and receives cash of $120 from Company B. In that circumstance, following the Staff’s view, Company A reflects proceeds from the sale of $120 as an investing cash inflow with $20 reflected as an operating cash outflow.

We believe that both transactions described should be presented in the same manner in the statement of cash flows in that they are financially similar. However, this would not be the case following the Staff’s view that the COR represent operating cash outflows. We also believe that it is important to note that, under both scenarios, Company A would reflect any additional costs for site preparation and installation in a manner different from its presentation of the COR (as operating cash outflows) even though these costs are very similar in nature and function to the COR. We believe this example supports our position that the COR should be presented as investing cash flows when incurred in connection with the replacement of an asset.

In conclusion, we see no inconsistencies in showing cash receipts in operations and cash payments in investing with respect to the COR. Additionally, we believe that our existing treatment is allowed within the broad guidelines outlined by SFAS No. 95 and is consistent the Board’s comments in the Basis for Conclusions, particular with respect to the desirability for consistency among companies, which we believe currently exists. Finally, we believe that our illustrative example highlights why the presentation of the COR as investing cash flows is preferable.

Southern Power Company

Not applicable

1. Summary of Significant Accounting Policies, page II-57

Regulatory Assets and Liabilities, page II-58

SEC COMMENT

3.

We note your response to comment 10 of our letter dated April 16, 2009. The notes to the table provide the recovery periods for selected regulatory assets; however it appears footnote (d) does not indicate the recovery or refund periods for these particular assets or liabilities. Tell us and disclose the recovery/refund period related to the footnote (d) assets and liabilities.

Securities and Exchange Commission

June 12, 2009

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

In future filings, we propose to change the Regulatory Assets and Liabilities table and footnotes as follows:

	2008	2007	Note
	(in millions)
Deferred income tax charges	$ 972	$ 911	(a)
Asset retirement obligations-asset	236	50	(a)
Asset retirement obligations-liability	(5)	(154)	(a)
Other cost of removal obligations	(1,321)	(1,308)	(a)
Deferred income tax credits	(260)	(275)	(a)
Loss on reacquired debt	271	289	(b)
Vacation pay	140	135	(c)
Under recovered regulatory clause revenues	432	371	(d)
Building lease	48	49	(e)
Generating plant outage costs	45	46	(d)
Under recovered storm damage costs	27	43	(d)
Property damage reserves	(97)	(90)	(f)
Fuel hedging (realized and unrealized) losses	314	25	(d)
Fuel hedging (realized and unrealized) gains	(10)	(20)	(d)
Other assets	164	88	(d)
Environmental remediation-asset	67	67	(f,i)
Environmental remediation-liability	(19)	(22)	(f)
Deferred purchased power	(156)	(20)	(g)
Other liabilities	(25)	(21)	(d)
Overfunded retiree benefit plans	-	(1,288)	(h,i)
Underfunded retiree benefit plans	2,068	547	(h,i)
Total assets (liabilities), net	$ 2,891	$ (577)

    Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered, and deferred tax liabilities are amortized over the related property lives, which may range up to 65 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recovered over either the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.
(c) Recorded as earned by employees and recovered as paid, generally within one year.
(d) Recorded and recovered or amortized as approved by the appropriate state PSCs over a period not exceeding five years.
(e) Recovered over a 40 year period ending in 2020.
(f) Recovered as storm restoration or environmental remediation expenses are incurred.
(g) Recovered over the life of the PPA for periods up to 30 years.
(h) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 for additional information.
(i) Not earning a return as offset by a corresponding asset or liability.

Southern Power Company

Not applicable.

Securities and Exchange Commission

June 12, 2009

SEC COMMENT

4.

We note your response to comment 13 of our letter dated April 16, 2009. Please confirm for us that you have regulatory approval to earn a return on your underfunded retiree benefit plan asset. If not, please disclose the asset is not earning a return. See paragraph 20 of SFAS No. 71.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

As noted in the revised disclosure (see footnote (i)) in the response to comment 3, the underfunded retiree benefit plan asset is not earning a return as the asset is fully offset by a corresponding liability.

Southern Power Company

Not applicable.

2. Retirement Benefits, page II-67

SEC COMMENT

5.

We note your response to comment 20 of our letter dated April 16, 2009. Please explain how you concluded your estimated long-term rate of return on the pension plan assets is consistent with the requirements of paragraph 45 of SFAS No. 87. In this regard, paragraph 45 of Statement No. 87 specifically indicates appropriate consideration should be given to the returns being earned by the plan assets. Please summarize for us by asset class your actual long term returns. Furthermore, please summarize for us any changes identified internally with respect to expected future investment returns for your asset categories. We may have further comment.

RESPONSE

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

The expected long-term rate of return on plan assets was selected using analytical, assumption driven models, which is consistent with paragraph 45 of SFAS No. 87. In particular, we believe that appropriate consideration was given to the returns being earned by the plan assets for these reasons:

Securities and Exchange Commission

June 12, 2009

•

The trust’s actual historical returns were considered during the selection process. These historical returns were not solely relied upon due to their volatility over recent periods (see evidence below) and the fact that historical performance is not necessarily an indicator of future performance.

•

The assumptions used in the analytic models reflected the returns being earned as of the measurement date by the asset classes in which the trust was invested. However, as is appropriate for setting long-term assumptions, recent experience was balanced with longer term views as of the measurement date, which tempers the extremes of experience in recent periods.

It is our understanding that the above described approach is in line with generally accepted and “best” practices for setting the expected long-term rate of return on assets.

As requested, the table below provides historical returns for the trusts by asset classes. We have provided one-year and five-year annualized returns for periods ending 12/31/2007 and 12/31/2008 by asset class.

Asset Class	Actual Return for Year Ended 12/31/08	Actual Return for Five Years Ended 12/31/08	Actual Return for Year Ended 12/31/07	Actual Return for Five Years Ended 12/31/07
U.S. Large Cap	(37.87)%	(1.88)%	7.07%	13.54%
U.S. Small Cap	(39.91)%	(2.29)%	1.65%	15.62%
International/Emerging Markets	(41.43)%	3.73%	14.45%	23.49%
Global Fixed Income	1.05%	4.28%	7.12%	5.97%
Real Estate	(14.55)%	9.35%	10.98%	15.73%
Private Equity	(2.28)%	11.64%	15.57%	11.71%
Total	(27.50)%	3.20%	9.90%	13.90%

The historical returns for the pension trust were considered when setting the long term rate of return assumption. However, as stated, the short-term volatility and the fact that recent performance is not necessarily an indicator of future performance limited how these figures were used in setting the long-term expected return on assets assumption.

As suggested by our prior response, the expected long-term return assumption was largely based on an assumption-driven exercise that computed an expected long-term rate of return based on the trust’s asset allocation and long-term capital

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June 12, 2009

market assumptions determined for the measurement date. The exercise involves consulting with actuaries and investment consultants to develop a building block approach in which the expected return is the product of four key inputs—the trust’s asset allocation; an anticipated rate of inflation; anticipated returns by asset class; and an anticipated, positive, incremental impact of periodically rebalancing the trust’s diversified holdings back to the target asset allocation. The following describes each of these components. As you will see, the last two components reflect the investment environment as of the measurement date.

The target asset allocation was based on the positions established by the investment policies as of the measurement date (see Note 2 of the 2008 Form 10-K).

The assumed rate of inflation was set equal to 2.50%, which is consistent with the rate of inflation considered with other assumptions (e.g., anticipated salary increases). This consistency is appropriate for SFAS No. 87 assumption setting (see paragraph 46 of FAS 87).

The anticipated rates of return for each asset class as of the measurement date were developed with the assistance of a group of global investment professionals for the purpose of helping client companies determine an appropriate expected long-term rate of return on assets to use in retirement benefit cost determinations, including those for SFAS No. 87. The assumptions are set using a formal and repeatable process. In general, for fixed income investments, the assumptions reflect observable interest rate information from fixed income markets as well as Consensus Economics forecasts. For each other asset class, the return assumptions are based on historical results, current market characteristics, and professional judgment about future trends.

The table below shows the return assumptions reflected as of the measurement date by asset class.

Asset Class	Projected Long-term Rate of Return at 12/31/08
U.S. Large Cap	8.65%
U.S. Small Cap	9.16%
Developed International	8.65%
Emerging Markets	10.70%
Core Fixed Income	5.83%
Real Estate	6.60%
Private Equity	10.70%

Securities and Exchange Commission

June 12, 2009

Given the long-term nature of these assumptions, these return assumptions are generally consistent with those used as of the prior measurement date; however, due to the higher interest rates as of the latest measurement date, the fixed income return is 25 basis points higher.

The anticipated rates of return for each asset class fairly represent the expected long-term future returns of the trust’s investments in those classes. This is supported by the broad diversification of the trust’s investments. It is also supported by the fact that investment experts attribute the vast majority (usually 90% or more) of a portfolio’s long-term return to asset allocation rather than specific investment selection.

(Note that for investment monitoring purposes and the table presented earlier, all international equities are combined into a single assets class, but this class consists of investments in developed and emerging markets. So, allocations to both sub-classes were approximated in the exercise of developing an expected return.)

The positive, incremental return from rebalancing/diversification is developed by the models and certain assumptions. Technically, this results from using geometric asset class returns as inputs to calculate an expected portfolio rate of return. Reflecting geometric returns is more appropriate than arithmetic returns, because they best represent the multi-period compounding of returns (i.e., the "true" growth rate of assets). An academic article published in the Financial Analysts Journal (“What’s the Long-Term Expected Return of Your Portfolio?” from September/October 1995) is a reference for explaining this impact. The size of the rebalancing/diversification impact is driven by assumed levels of long-term volatility in and correlation between the returns of various asset classes. We gained input from a global group of investment professionals in setting our assumptions and ensuring that our assessment considers recent market conditions balanced with longer term expectations appropriate for the purpose of setting long-term return assumptions for retirement benefit cost calculations.

We believe that we have fully complied with the requirements of paragraph 45 of SFAS No. 87 in our estimation of our long-term rate of return on our qualified pension plan assets. We believe that the process outlined above clearly demonstrates the thoroughness of our approach and our appropriate consideration of multiple factors in estimating the expected return on our asset portfolio.

Securities and Exchange Commission

June 12, 2009

Form 10-Q for the period ended March 31, 2009

Notes to the Condensed Financial Statements, page 116

(A) Introduction, page 116

SEC COMMENT

6.

We note that the preferred and preference stock of Georgia Power appear to be two different classes of preferred stock. As such, they should be separately presented on the face of the balance sheet of Georgia Power pursuant to Rule 5-02.29 of Regulation S-X.

RESPONSE

Georgia Power Company

The preferred and preference stock of Georgia Power are both classified as non-redeemable stock under EITF D-98. The details about each issuance including the seniority are provided in the Statements of Capitalization and in Note 6 in the Form 10-K. We do not believe that further break out of these issuances is required under Rule 5-02 of Regulation S-X.

Southern Company, Alabama Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company

Not applicable.

SEC COMMENT

7.

We also note that the preferred stock of Alabama Power and Mississippi Power is considered redeemable outside your control that they are classified outside permanent equity in accordance with EITF D-98. In that regard, please address the following comments and advise us.

•

Please re-label the preferred stock of Alabama Power and Mississippi Power as “Redeemable Preferred Stock” to properly reflect their classification outside permanent equity on the face of their balance sheets.

•

Refer to Alabama Power’s balance sheet on page 33. We note you combined the preferred and preference stock into one line item on the face of the balance sheet. Please separately present them on the face of the balance sheet as the preferred stock is redeemable and the preference stock is non-redeemable. Refer to Rule 5-02.28 and .29 of Regulation S-X.

Securities and Exchange Commission

June 12, 2009

RESPONSE

Alabama Power Company and Mississippi Power Company

In future filings we will label the preferred stock of Alabama Power and Mississippi Power as “Redeemable Preferred Stock”. The difference between the preferred and preference stock is explained in Note A of the first quarter 2009 Form 10-Q and is also provided annually in the Consolidated Statements of Capitalization and in Note 6 in the Form 10-K. Under Rule 10-01 of Regulation S-X, for interim financial statements we do not believe that the break out of preferred and preference stock for Alabama Power is required. However, in future filings we will present the preferred stock of Alabama Power as “Redeemable Preferred Stock” and the preference stock of Alabama Power separately as “Non-redeemable Preference Stock” on the face of the Balance Sheets.

Southern Company, Georgia Power Company, Gulf Power Company, and Southern Power Company

Not applicable.

Securities and Exchange Commission

June 12, 2009

* * * * * * * * * * * * *

In connection with our response, each of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company acknowledge that:

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-6641 or to Jan Hodnett, Accounting Director and Assistant Comptroller, at (404) 506-6709.

Sincerely,

/s/ W. Ron Hinson

W. Ron Hinson

Chief Accounting Officer

The Southern Company